UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 0-14948

Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(K) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fiserv, Inc.

255 Fiserv Drive

Brookfield, Wisconsin 53045

REQUIRED INFORMATION

The 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2006 and 2005, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the agent for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Savings Plan of Fiserv, Inc.
and Its Participating Subsidiaries

Date: June 27, 2007	By:	/s/ Thomas J. Hirsch
Thomas J. Hirsch
Executive Vice President and Chief Financial Officer of Fiserv, Inc.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

Appendix 1

401(K) SAVINGS PLAN OF FISERV, INC. AND ITS PARTICIPATING SUBSIDIARIES

Financial Statements as of and for the Years Ended December 31, 2006 and 2005,

Supplemental Schedule as of December 31, 2006, and

Report of Independent Registered Public Accounting Firm

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

the 401(k) Savings Plan of Fiserv, Inc.

and Its Participating Subsidiaries:

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

June 22, 2007

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments:
Mutual funds	$866,915,477	$699,006,381
Fiserv stock fund	62,271,565	52,829,508
Participant loans	25,015,492	29,054,374
Common collective trust	57,005,331	50,739,907

Total investments	1,011,207,865	831,630,170

Receivables:
Employer contributions	49,252,863	50,131,739
Employee contributions	1,267,623	1,358,529

Total receivables	50,520,486	51,490,268

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,061,728,351	883,120,438
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	548,543	669,139

NET ASSETS AVAILABLE FOR BENEFITS	$1,062,276,894	$883,789,577

See notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CONTRIBUTIONS:
Employee contributions	$64,702,549	$60,013,255
Employer contributions	49,344,272	50,138,389
Rollover contributions	6,665,900	5,826,404
Asset transfers into the Plan (Note 4)	6,877,089	22,088,687

Total contributions	127,589,810	138,066,735

INVESTMENT INCOME:
Dividends and interest	51,501,821	35,281,484
Interest on participant loans	1,915,121	1,713,598
Net appreciation in fair value of investments	69,227,236	15,162,793

Total investment income	122,644,178	52,157,875

DEDUCTIONS:
Benefits paid to participants	71,370,863	54,933,056
Administrative expenses	172,771	121,017
Asset transfers out of the Plan (Note 4)	203,037	18,841,098

Total deductions	71,746,671	73,895,171

NET INCREASE	178,487,317	116,329,439
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	883,789,577	767,460,138

End of year	$1,062,276,894	$883,789,577

See notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	PLAN DESCRIPTION

The following description of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is provided for general information only. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General — The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees, who are scheduled to work 1,000 hours per year with Fiserv, Inc. (the “Company”) or Its Participating Subsidiaries, are eligible to participate in the Plan on the first day of employment. If an employee is not scheduled to work 1,000 hours per year, but completes 1,000 hours of service during the twelve month period beginning with the employee’s hire date and ending on the employee’s one year anniversary of employment, the employee will become eligible for the plan on the first day of the month following or coinciding with the anniversary date.

Contributions — Employer matching contributions are made equal to 100% of the first 1%, and 40% of the next 5% of salary reduction contributions made by participants. However, to the extent permitted by ERISA and the Internal Revenue Code, the Board of Directors of Fiserv, Inc. may determine that such a contribution is not appropriate for a particular business unit due to the business unit’s profitability, in which case it may determine that there will be a lesser contribution or none at all. Additional employer contributions are made at the discretion of the Board of Directors of Fiserv, Inc. subject to federal tax limitations.

Participants may elect to make salary reduction contributions not to exceed a maximum percentage of compensation designated by the Board of Directors, which was 50% of salary, as defined in the Plan, at December 31, 2006 and 2005. Contributions are subject to federal tax limitations. Rollover contributions consist of participants’ transfers of balances into the Plan from other plans. Employer and employee contributions are invested solely as directed by Plan participants.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, allocations of participant forfeitures and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Plan participants are entitled to the accumulated interest in their respective accounts as of the participant’s termination date, upon reaching age 65, death or permanent disability. In the event of termination of employment, a participant is entitled to receive the vested balance in his/her account under the Plan. Amounts contributed by the Company vest according to a five-year vesting schedule, pursuant to which participants become 40% vested after two years of employment with the Company and vest an additional 20% each year thereafter. Amounts contributed by participants vest immediately.

Forfeitures — Nonvested forfeitures totaled $857,080 and $1,058,545 at December 31, 2006 and 2005, respectively, and will be used to reduce future employer contributions. The Plan provides for restoration of forfeited funds upon re-employment of former participants in specified circumstances. During the years ended December 31, 2006 and 2005, employer contributions were reduced by $1,022,878 and $1,068,541, respectively, from forfeited nonvested accounts.

Investment Options — Participants direct the investment of their account balance into various investment options of the Plan in 5% increments. The Plan offered 15 mutual funds, a common collective trust, and the Fiserv Stock Fund as investment options for participants as of December 31, 2006 and 2005.

Participant Loans — Participants may request a loan against their respective accounts of up to the lesser of $50,000 or 50% of the current market value of the vested and nonforfeitable balances in their accounts. The rate of interest charged on participant loans is determined by the administrator of the Plan and is set at a market rate as of the loan request date (4.0% to 11.5% at December 31, 2006). Generally, loans require repayment within five years, however, certain loan maturities can be up to 30 years.

Payment of Benefits — Upon termination of employment for any reason, including death or disability, a participant may elect to receive a distribution in a lump sum of the vested portion of his accounts. If no such election is made within 90 days and the participant’s vested interest in the Plan is more than $1,000 but not more than $5,000, it will automatically be rolled over to a new individual retirement account at Vanguard. If the account balance is $1,000 or less a lump sum cash distribution will be made. If a participant’s vested interest exceeds $5,000, the vested portion of his or her account will remain in the Plan until the participant elects to receive a distribution.

Upon termination of employment, as part of a distribution in a lump sum, a participant may request that amounts invested in the Fiserv Stock Fund be distributed entirely in cash or stock. The Plan contains special rules prescribed by the Internal Revenue Code regarding the commencement of distributions to participants who attain age 70-1/2.

Administrative Expenses — Certain expenses incurred for administering the Plan are paid by the Company. In addition, commissions paid with respect to the Fiserv Stock Fund are paid from such fund and fees charged by Vanguard with respect to loans are charged to the account of the participant to whom the loan is made.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Guidance — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1, and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) in 2006. As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value, except the investment in the Vanguard Retirement Savings Trust Fund, a common collective trust which holds fully benefit-responsive guaranteed investment contracts, which is valued at fair value and then adjusted to contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common stock of Fiserv, Inc. is valued at its year-end stock closing price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. At December 31, 2006 and 2005, amounts due to participants who have elected to withdraw from participation in the plan were $653,439 and $1,153,274, respectively.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Reconciliation of Financial Statements to Form 5500 — The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005:

	2006	2005
Net assets available for benefits per the financial statements	$1,062,276,894	$883,789,577
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(548,543)	—
Benefits payable	(653,439)	(1,153,274)

Net assets available for benefits per Form 5500	$1,061,074,912	$882,636,303

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2006 and 2005:

	2006	2005
Benefits paid to participants per the financial statements	$71,370,863	$54,933,056
Benefits payable — beginning of year	(1,153,274)	(656,169)
Benefits payable — end of year	653,439	1,153,274

Benefits paid to participants per Form 5500	$70,871,028	$55,430,161

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits at December 31, 2006 and 2005, are as follows:

	2006	2005
Fiserv Stock Fund*	$62,271,565	$52,829,508
Vanguard Windsor Fund*	111,901,267	92,623,412
Vanguard Wellington Fund*	231,239,966	179,908,283
Vanguard 500 Index Fund*	116,524,193	100,794,102
Vanguard Explorer Fund*	76,571,657	71,581,792
Vanguard LifeStrategy Moderate Growth Fund*	96,001,502	79,691,024
Vanguard International Value Fund*	55,096,409	34,157,615
Vanguard Retirement Savings Trust Fund*	57,005,331	50,739,907

*	Represents a party-in-interest

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005
Mutual funds	$58,217,748	$11,318,748
Fiserv Stock Fund	11,009,488	3,844,045

Net appreciation in fair value of investments	$69,227,236	$15,162,793

4.	ASSET TRANSFERS INTO AND OUT OF THE PLAN

Asset transfers into the Plan during the years ended December 31, 2006 and 2005, consist of $6,877,089 and $22,088,687, respectively, of participant account balances transferred into the Plan from certain other terminated defined contribution plans. The plan sponsors of the terminated defined contribution plans were acquired by the Company.

Asset transfers out of the Plan during the years ended December 31, 2006 and 2005, were $203,037 and $18,841,098, respectively. In 2005, the amount of participant account balances transferred out primarily related to the sale of one of the Company’s subsidiaries.

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common collective trust managed by Vanguard. Vanguard is the recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Plan held 1,187,935 and 1,220,927 shares, respectively, of common stock of Fiserv, Inc., the sponsoring employer, with a cost basis of $35,226,895 and $33,772,261, respectively.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 10, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	SUBSEQUENT EVENT

Effective January 1, 2007, the Plan was amended to allow participants to irrevocably designate all or any part of their elective deferrals to the Plan as Roth 401(k) deferrals, provided the eligibility requirements have been met. The Roth 401(k) deferrals are contributed to the Plan after-tax and treated as includible in the computation of the participant’s personal income. Because the amounts are contributed after-tax, deferrals and, in most cases, earnings on deferrals will not be subject to Federal income taxes when distributed to the participants as long as the distributions are considered to be qualified. The combined total of pre-tax deferrals and Roth 401(k) deferrals may not exceed the maximum dollar limitation allowable under law.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

Identity of Issue	Description of Investment	Fair Value
Fiserv Stock Fund*	Common stock and cash	$62,271,565

Vanguard LifeStrategy Conservative Growth Fund*	Mutual fund	5,984,725

Vanguard LifeStrategy Growth Fund*	Mutual fund	16,270,981

Vanguard LifeStrategy Income Fund*	Mutual fund	6,479,370

Vanguard LifeStrategy Moderate Growth Fund*	Mutual fund	96,001,502

Vanguard Mid-Cap Index Fund*	Mutual fund	37,300,332

Vanguard Windsor Fund*	Mutual fund	111,901,267

Vanguard Wellington Fund*	Mutual fund	231,239,966

Vanguard 500 Index Fund*	Mutual fund	116,524,193

Vanguard Explorer Fund*	Mutual fund	76,571,657

Vanguard International Value Fund*	Mutual fund	55,096,409

Vanguard Total Bond Market Index Fund*	Mutual fund	46,281,114

Vanguard Morgan Growth Fund*	Mutual fund	46,313,339

Vanguard Inflation Protected Securities Fund*	Mutual fund	2,980,612

Vanguard International Growth Fund*	Mutual fund	12,425,172

Vanguard Retirement Savings Trust Fund*	Common collective trust	57,005,331

American Advantage Small Cap Value Fund — Plan Ahead Class	Mutual fund	5,544,838

Participant Loans (4.0%–11.5% through 2034)*	Participant loans	25,015,492

TOTAL ASSETS (HELD AT END OF YEAR)		$1,011,207,865

*	Party-in-interest.